Exhibit 99.1

History in Israel: National Electric Company and Eco Wave Power Enter into Country’s
First-Ever Wave Energy Power Purchase Agreement

Tel Aviv, Israel, April 3, 2023 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”) is pleased to announce it (through its EWP-EDF One subsidiary) has entered into an official Power Purchase Agreement with the Israeli National Electric Company (“IEC”), based on the official Feed-in Tariff (“FIT”) which was set for the Company’s newly-installed wave energy project (“EWP-EDF One Project”) at the Port of Jaffa in Tel Aviv, Israel, by Israel’s Electric Authority (IEA).

With the Power Purchase Agreement in place, a private examiner has successfully approved the technology’s grid synchronization, in accordance with the accepted grid connection standards. Next, the Israeli Electric Company (IEC) will perform its own synchronization test and then will officially connect the EWP-EDF One wave energy project to Israel’s energy grid. Once connected, the EWP-EDF One Project will represent the first time in the country’s history that electricity produced by the power of waves will be transmitted to Israel’s national electric grid.

More info about the FIT, which shall incorporate a base production price and an added premium for mitigating pollution, can be found in the official announcement by the Israeli Electric Authority, in the following link (decision number 63605): 63605 (www.gov.il).

The EWP-EDF One Project is executed in collaboration with and co-funding from EDF Renewables IL and the Israeli Energy Ministry, which recognized Eco Wave Power’s technology as “Pioneering Technology.”

“The official start of grid connection for our EWP-EDF One Project is a moment that we have been waiting for, as it represents an important milestone for our company and our country,” said Inna Braverman, Eco Wave Power’s Founder and CEO. “Eco Wave Power is committed to making a positive change in the world, and we can’t wait to turn the switch on at the EWP-EDF One Project at the Port of Jaffa.”

In July 2022, Eco Wave Power announced that it had commenced real conditions test runs on the EWP-EDF One Project to examine the operation of the mechanical and hydraulic subsystems of the project. The floaters were lowered into the water for the first time, and the successful testing put Eco Wave Power one step closer to full operation of the power station.

Additionally, Eco Wave Power will soon commence installation of its wave energy technology on its first U.S. location at AltaSea at the Port of Los Angeles, which is believed to be the first-ever onshore wave energy station in the history of the United States. The Company also holds concession agreements for commercial installations in Spain, Portugal, Turkey, and other locations, completing the Company’s growing 404.7 MW project pipeline.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. For example, Eco Wave is using forward-looking statements when it discusses: that the IEC will perform its own synchronization test and then will officially connect the EWP-EDF One wave energy project to Israel’s energy grid; that once connected, the EWP-EDF One Project will represent the first time in the country’s history that electricity produced by the power of waves will be transmitted to Israel’s national electric grid; Eco Wave Power’s commitment to making a positive change in the world; and that Eco Wave Power will soon commence installation of its wave energy technology on its first U.S. location at AltaSea at the Port of Los Angeles, which is believed to be the first-ever onshore wave energy station in the history of the United States. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.